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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                       Amendment No. 2/Final Amendment to
                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                            WORLD COLOR PRESS, INC.
                    (now known as Quebecor World (USA) Inc.)
                                (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
                         (Title Of Class Of Securities)

                                   98144310-4
                     (CUSIP Number of Class of Securities)

                               LOUIS SAINT-ARNAUD
                   VICE PRESIDENT, LEGAL AFFAIRS & SECRETARY
                             QUEBECOR PRINTING INC.
                            612 SAINT-JACQUES STREET
                            MONTREAL, QUEBEC, CANADA
                                    H3C 4M8
                                 (514) 954-0101
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                              and Communications)

                                WITH A COPY TO:
                             JOHN A. WILLETT, ESQ.
                                ARNOLD & PORTER
                                399 PARK AVENUE
                         NEW YORK, NEW YORK 10022-4690
                                 (212) 715-1000

                                October 8, 1999
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing the schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ].

                         (Continued on following pages)


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CUSIP NO. 98144310

1             NAMES OF REPORTING PERSONS                  QUEBECOR PRINTING INC.

              IRS IDENTIFICATION NOS OF ABOVE PERSONS            NOT APPLICABLE

--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             [   ]

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3             SEC USE ONLY

--------------------------------------------------------------------------------
4             SOURCE OF FUNDS                                             BK, WC

--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                      [   ]

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6             CITIZENSHIP OR PLACE OF ORGANIZATION                        CANADA

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       NUMBER OF          7          SOLE VOTING POWER                        10
         SHARES           ------------------------------------------------------
      BENEFICIALLY        8          SHARED VOTING POWER                    NONE
        OWNED BY          ------------------------------------------------------
          EACH            9          SOLE DISPOSITIVE POWER                   10
       REPORTING          ------------------------------------------------------
      PERSON WITH         10         SHARED DISPOSITIVE POWER               NONE
--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    10

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12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES                                      [   ]
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            100%

--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON                                        CO

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CUSIP NO. 98144310


--------------------------------------------------------------------------------
1             NAMES OF REPORTING PERSONS               PRINTING ACQUISITION INC.

              IRS IDENTIFICATION NOS OF ABOVE PERSONS                 51-0391534

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2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             [   ]

--------------------------------------------------------------------------------
3             SEC USE ONLY

--------------------------------------------------------------------------------
4             SOURCE OF FUNDS                                             BK, WC

--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)                      [   ]

--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION                      DELAWARE

--------------------------------------------------------------------------------
       NUMBER OF          7          SOLE VOTING POWER                        10
         SHARES           ------------------------------------------------------
      BENEFICIALLY        8          SHARED VOTING POWER                    NONE
        OWNED BY          ------------------------------------------------------
          EACH            9          SOLE DISPOSITIVE POWER                   10
       REPORTING          ------------------------------------------------------
      PERSON WITH         10         SHARED DISPOSITIVE POWER               NONE
--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    10

--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES                                      [   ]

--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)            100%

--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON                                        CO

--------------------------------------------------------------------------------


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         This Amendment No. 2/Final Amendment amends and supplements the statement on Schedule 13D (the "Schedule 13D") filed on August 9, 1999 by Quebecor Printing Inc. ("Quebecor Printing"), a company amalgamated under the laws of Canada, and Printing Acquisition Inc. ("Printing Acquisition"), a Delaware corporation and an indirect wholly-owned subsidiary of Quebecor Printing.

         The Schedule 13D is hereby amended and supplemented as follows:


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         On October 8, 1999, following stockholder approval at a special meeting, Printing Acquisition merged (the "Merger") with World Color Press, Inc., a Delaware corporation ("Word Color"), with World Color being the surviving corporation and continuing as a wholly-owned subsidiary of Quebecor Printing under the name Quebecor World (USA) Inc. As a result of the Merger, holders of the outstanding 18,856,807 shares of World Color common stock received 1.2685 subordinated voting shares of Quebecor Printing and $8.18 in cash for each share of World Color common stock outstanding as of the effective time of the Merger. All of the outstanding World Color common stock was cancelled in the Merger. The ten outstanding shares of Printing Acquisition common stock were converted into ten shares of the surviving corporation, Quebecor World (USA) Inc. A Form 15 Certification and Notice of Termination of Registration regarding the World Color common stock was filed with the Securities and Exchange Commission on October 8, 1999. The full text of the press release issued by Quebecor Printing on October 8, 1999, announcing the Merger attached hereto as Exhibit (a)(12) is incorporated herein by reference.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         (a)(12) Text of Press Release issued on October 8, 1999.


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                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 13, 1999

                                        QUEBECOR PRINTING INC.

                                        By:  /s/ Christian M. Paupe
                                             -----------------------
                                             Name: Christian M. Paupe
                                             Title: Executive Vice President

                                        PRINTING ACQUISITION INC.

                                        By:  /s/ Christian M. Paupe
                                             ----------------------
                                             Name: Christian M. Paupe
                                             Title: Treasurer